October 21, 2024

Michael DePasquale
Chief Executive Officer
BIO-key International, Inc.
101 Crawfords Corner Road, Ste. 4116
Holmdel, NJ

       Re: BIO-key International, Inc.
           Registration Statement on Form S-1
           Filed October 11, 2024
           File No. 333-282618
Dear Michael DePasquale:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Vincent A Vietti